Exhibit 99.1

Zendesk Board Determines That Recapitalization Proposal from Light Street Capital Management is Not a Superior Proposal

The Unsolicited, Non-Binding Light Street Proposal Would Result in Uncertain Value and Increase Operational, Financial and Governance Risks

Transaction with Investor Group Led by Hellman & Friedman and Permira is Superior to the Light Street Proposal, Providing All Zendesk Stockholders Immediate, Attractive and Certain Value

SAN FRANCISCO – (BUSINESS WIRE) – Zendesk, Inc. (NYSE: ZEN) (“Zendesk” or the “Company”) today announced that its Board of Directors has completed a thorough financial and strategic evaluation of the unsolicited, non-binding recapitalization proposal from Light Street Capital Management (“Light Street”), in consultation with its independent financial and legal advisors, and determined that it is neither a Superior Proposal nor reasonably likely to lead to a Superior Proposal under the Company’s merger agreement with the consortium led by Hellman & Friedman and Permira (the “Consortium”).

The Zendesk Board determined the Light Street recapitalization proposal, which contemplates Light Street “arranging” $2 billion of preferred equity and the Company borrowing $2 billion of incremental new debt from unspecified sources, undertaking a $5 billion tender offer for approximately 50% of Zendesk’s common shares and transferring voting and Board control to the preferred holders, who would also enjoy downside protection, would result in uncertain value and increase standalone operational, financial and governance risks. Moreover, even if the recapitalization could be accomplished, the Board determined that it would not be superior to the proposed all-cash acquisition of 100% of the outstanding common shares of Zendesk by the Consortium, which followed a robust and thorough process, and the Board believes offers immediate, attractive and certain value to all Zendesk stockholders.

An investor presentation outlining the Board’s observations regarding Light Street’s alternative proposal and the Consortium transaction can be found at https://investor.zendesk.com/files/doc_presentations/2022/09/Zendesk-Investor-Presentation-(9_1_2022).pdf. The Board’s key findings1 in connection with its determination include:

Light Street’s Proposal Is Vague and Presents Significant Risk
•	Light Street’s recapitalization proposal is not supported by committed financing.
•	The proposal assumes significant operating margin improvements with no impact to growth, but provides no credible strategy or plans to achieve them.
•
The proposal calls for a new CEO and new Board directors but has not identified candidates for these roles, instead providing Light Street with control over the process to identify them and presuming little to no related business disruption.

Preferred Stockholders Under Light Street’s Proposal Would Receive Disproportionate and Controlling Governance Rights and Receive Economic Interests That Are Not Aligned with Remaining Public Zendesk Stockholders

[1]	The findings are based on the facts specified in the letter and exhibits sent by Light Street to the Zendesk Board of Directors on August 28, 2022.

•
Light Street’s proposal gives the preferred stockholders disproportionate governance rights with 66% of the voting power for the preferred equity in exchange for investing approximately 26% of the equity value, relegating public investors to minority stockholders in a controlled company.

•	In addition, Light Street would have the right to appoint half of the Board and the majority of a newly created special committee.

The Consortium Acquisition Provides Immediate, Certain and Superior Value to All Zendesk Stockholders
•	In comparison, the transaction with the Consortium is an all-cash transaction for all Zendesk shares.
•	Under the terms of the agreement, Zendesk stockholders will receive $77.50 per share, a 34% premium to the unaffected stock price, for all of their shares.
•	The Consortium has arranged for debt and equity financing commitments to finance the transaction and the transaction is not subject to any financing conditions.

Remaining Public Under Any Structure Carries Material Risk for Zendesk Stockholders
•
Macroeconomic conditions and the Company’s business momentum have continued to weaken since the deal announcement.  Leading indicators for business performance and revenue growth are trending lower than the assumptions underlying the Company’s June 2022 projections.

•	Market conditions and public market valuations also continue to be challenging for enterprise software companies.

The Company will continue to advance toward completing the transaction with the Consortium, which is expected to close in the fourth quarter of this year and is subject to customary closing conditions, including Zendesk stockholder approval. A special meeting of Zendesk stockholders to vote on the transaction will be held on September 19, 2022. The Zendesk Board of Directors continues to recommend unanimously that stockholders vote in favor of the transaction with the Consortium.

Advisors

Qatalyst Partners and Goldman Sachs & Co. LLC are serving as financial advisors to Zendesk. Wachtell, Lipton, Rosen & Katz is serving as Zendesk’s legal advisor.

About Zendesk

Zendesk started the customer experience revolution in 2007 by enabling any business around the world to take their customer service online. Today, Zendesk is the champion of great service everywhere for everyone, and powers billions of conversations, connecting more than 100,000 brands with hundreds of millions of customers over telephony, chat, email, messaging, social channels, communities, review sites and help centers. Zendesk products are built with love to be loved. The company was conceived in Copenhagen, Denmark, built and grown in California, taken public in New York City, and today employs more than 6,000 people across the world. Learn more at  www.zendesk.com.

Additional Information and Where to Find It

This communication relates to the proposed transaction involving Zendesk, Inc. (“Zendesk”). In connection with the proposed transaction, Zendesk has filed with the U.S. Securities and Exchange Commission (the “SEC”) a definitive proxy statement on Schedule 14A (the “Proxy Statement”). The Proxy Statement was first mailed to Zendesk’s stockholders on or about August 8, 2022. This communication is not a substitute for the Proxy Statement or for any other document that Zendesk may file with the SEC and send to its stockholders in connection with the proposed transaction. The proposed transaction will be submitted to Zendesk’s stockholders for their consideration. Before making any voting decision, Zendesk’s stockholders are urged to read all relevant documents filed or to be filed with the SEC, including the Proxy Statement, as well as any amendments or supplements to those documents, when they become available because they will contain important information about the proposed transaction.

Zendesk’s stockholders will be able to obtain a free copy of the Proxy Statement, as well as other filings containing information about Zendesk, without charge, at the SEC’s website (www.sec.gov). Copies of the Proxy Statement and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Zendesk, Inc., 989 Market Street, San Francisco, CA 94103, Attention: Investor Relations, email: ir@zendesk.com, or from Zendesk’s website www.zendesk.com.

Participants in the Solicitation

Zendesk and certain of its directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Zendesk’s directors and executive officers is available in Zendesk’s proxy statement on Schedule 14A for the 2022 annual meeting of stockholders, which was filed with the SEC on July 11, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC in connection with the proposed transaction when they become available. Free copies of the Proxy Statement and such other materials may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication includes information that could constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These statements include those set forth above relating to the proposed transaction as well as those that may be identified by words such as “will,” “intend,” “expect,” “anticipate,” “should,” “could” and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what presently is expected, including regarding the proposed transaction. Factors leading thereto may include, without limitation, the risks related to Ukraine conflict or the COVID-19 pandemic on the global economy and financial markets; the uncertainties relating to the impact of the Ukraine conflict or the COVID-19 pandemic on Zendesk’s business; economic or other conditions in the markets Zendesk is engaged in; impacts of actions and behaviors of customers, suppliers and competitors; technological developments, as well as legal and regulatory rules and processes affecting Zendesk’s business; the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement entered into pursuant to the proposed transaction; the possibility that Zendesk stockholders may not approve the proposed transaction; the risk that the parties to the merger agreement may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Zendesk’s common stock; the risk of any unexpected costs or expenses resulting from the proposed transaction; the risk of any litigation relating to the proposed transaction; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Zendesk to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders and other business relationships and on its operating results and business generally; the risk the pending proposed transaction could distract management of Zendesk; and other specific risk factors that are outlined in Zendesk’s disclosure filings and materials, which you can find on  www.zendesk.com, such as its 10-K, 10-Q and 8-K reports that have been filed with the SEC. Please consult these documents for a more complete understanding of these risks and uncertainties. This list of factors is not intended to be exhaustive. Such forward-looking statements only speak as of the date of these materials, and Zendesk assumes no obligation to update any written or oral forward-looking statement made by Zendesk or on its behalf as a result of new information, future events or other factors, except as required by law.

Investor Contact:
Jason Tsai, +1 415-997-8882
ir@zendesk.com

Media Contacts:
Courtney Blake, +1 816-520-5503
press@zendesk.com

John Christiansen +1 415-618-8750
Danielle Berg +1 212-687-8080
FGS Global
Zendesk-SVC@sardverb.com